     As filed with the Securities and Exchange Commission on June 26, 1998
------------------------------------------------------------------------------
------------------------------------------------------------------------------


                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                ___________________

                                     Form 11-K


(Mark One)
[ ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1997

                                         OR

[X] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _____________ to _____________


                          Commission file number 33-41102

                            ____________________________



A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                                Financial Statements


                             December 31, 1997 and 1996



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             SILICON VALLEY BANCSHARES

                                 3003 TASMAN DRIVE
                         SANTA CLARA, CALIFORNIA 95054-1191


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                     This report contains a total of 15 pages.

                                 TABLE OF CONTENTS


                                                                         PAGE
                                                                        ------
 INDEPENDENT AUDITORS' REPORT                                               3

 FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                        4
        WITH FUND INFORMATION, DECEMBER 31, 1997 AND 1996

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS              6
        WITH FUND INFORMATION, YEAR ENDED DECEMBER 31, 1997

NOTES TO FINANCIAL STATEMENTS                                               7

 SIGNATURES                                                                14

 EXHIBITS                                                                  15

                      INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Silicon Valley Bank 401(k) and Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") as of December 31, 1997 and 1996 and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                             /s/ KPMG Peat Marwick LLP
                                             ---------------------------

San Francisco, California
June 25, 1998

        SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

    Statements of Net Assets Available for Benefits with Fund Information

                        December 31, 1997 and 1996


December 31, 1997                Money      AIM                     U.S.
                                Market    Constel-     S&P 500    Treasury    Lifepath  Lifepath
ASSETS                          Account    lation       Stock    Allocation     2000      2010
--------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust         $21,856  $2,383,432  $3,147,287  $1,031,007  $163,417  $638,980
                                -------  ----------  ----------  ----------  --------  --------

     Total investments           21,856   2,383,432   3,147,287   1,031,007   163,417   638,980
                                -------  ----------  ----------  ----------  --------  --------

 Receivables:
   Participants' contributions        -      10,310         708       2,420       543     1,399
   Employer's
     contributions                    -       1,149         244         450        82       121
                                -------  ----------  ----------  ----------  --------  --------

    Total receivables                 -      11,459         952       2,870       625     1,520
                                -------  ----------  ----------  ----------  --------  --------

    Total assets                 21,856   2,394,891   3,148,239   1,033,877   164,042   640,500
                                -------  ----------  ----------  ----------  --------  --------
LIABILITIES

 Excess contributions payable       (12)    (5,825)     (2,807)         (25)       (5)     (246)
                                -------  ----------  ----------  ----------  --------  --------

  Net assets available for
     benefits                   $21,844  $2,389,066  $3,145,432  $1,033,852  $164,037  $640,254
                                -------  ----------  ----------  ----------  --------  --------
                                -------  ----------  ----------  ----------  --------  --------

                                                                   U.S.    Silicon Valley
December 31, 1997                                                  Gov't     Bancshares   Participant
                                Lifepath   Lifepath   Lifepath     Money       Common         Loan       1997
ASSETS                            2020       2030       2040       Market      Stock         Account     Total
-----------------------------------------------------------------------------------------------------------------
 Investments, at fair value:
   Plan interest in Silicon
     Valley Bank Retirement
     Plans Master Trust         $656,094   $426,448    $425,122    $24,674   $25,720,849   $735,528   $35,374,694
                                --------  ----------  ----------  ---------- -----------   --------   -----------

     Total investments           656,094    426,448     425,122     24,674    25,720,849    735,528    35,374,694
                                --------  ----------  ----------  ---------- -----------   --------   -----------

 Receivables:
   Participants'
     contributions                 2,544      1,423       2,381        804        3,825           -        26,357
   Employer's
     contributions                   191        161         530        466    1,465,626           -     1,469,020
                                --------  ----------  ----------  ---------- ----------    --------   -----------

     Total receivables             2,735      1,584       2,911      1,270    1,469,451           -     1,495,377
                                --------  ----------  ----------  ---------- ----------    --------   -----------

     Total assets                658,829    428,032     428,033     25,944   27,190,300     735,528    36,870,071
                                --------  ----------  ----------  ---------- ----------    --------   -----------

LIABILITIES

 Excess contributions
   payable                            (5)      (266)      (321)        (50)        (409)          -       (9,971)
                                --------  ----------  ----------  ---------- ----------    --------   -----------

   Net assets available
   for benefits                 $658,824   $427,766    $427,712    $25,894  $27,189,891    $735,528   $36,860,100
                                --------  ----------  ----------  ---------- ----------    --------   -----------
                                --------  ----------  ----------  ---------- ----------    --------   -----------

              See accompanying notes to financial statements.

        SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

    Statements of Net Assets Available for Benefits with Fund Information

                   December 31, 1997 and 1996 (Continued)

December 31, 1996                 Money      AIM                     U.S.
                                 Market    Constel-     S&P 500    Treasury   Lifepath   Lifepath
ASSETS                           Account    lation       Stock    Allocation    2000       2010
-------------------------------------------------------------------------------------------------
  Investments, at fair value:
    Plan interest in Silicon
      Valley Bank Retirement
      Plans Master Trust       $213,021   $2,119,269  $1,973,618   $860,510   $122,457  $291,504

      Total investments         213,021    2,119,269   1,973,618    860,510    122,457   291,504
                               --------  -----------  ----------  ----------  --------  --------

  Receivables:
    Participants' contributions       -           48         337          -          -         -
    Employer's contributions          -          444         853        212         10         2
                               --------  -----------  ----------  ----------  --------  --------

      Total receivables               -          492       1,190        212         10         2
                               --------  -----------  ----------  ----------  --------  --------

      Total assets              213,021    2,119,761   1,974,808    860,722    122,467   291,506
                               --------  -----------  ----------  ----------  --------  --------

LIABILITIES

  Excess contributions payable        -       (3,454)       (447)       (79)         -      (140)
                               --------  -----------  ----------  ----------  --------  --------

    Net assets available for
      benefits                 $213,021   $2,116,307  $1,974,361   $860,643   $122,467  $291,366
                               --------  -----------  ----------  ----------  --------  --------
                               --------  -----------  ----------  ----------  --------  --------

                                                                    U.S.    Silicon Valley
December 31, 1996                                                  Gov't      Bancshares   Participant
                                  Lifepath   Lifepath  Lifepath    Money        Common        Loan        1996
ASSETS                             2020       2030       2040     Market        Stock        Account      Total
-----------------------------------------------------------------------------------------------------------------
  Investments, at fair value:
    Plan interest in Silicon
      Valley Bank Retirement
      Plans Master Trust         $452,761   $276,492    $317,728    $29,299   $14,514,422   $445,942   $21,617,023

      Total investments           452,761    276,492     317,728     29,299    14,514,422    445,942    21,617,023
                                 --------  ----------  ----------  ---------- ------------ ---------  ------------

  Receivables:
    Participants' contributions         -          -           -          -             -          -           385
    Employer's contributions           29         36          69          -     1,630,871          -     1,632,526
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------

      Total receivables                29         36          69          -     1,630,871          -     1,632,911
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------

      Total assets                452,790    276,528     317,797     29,299    16,145,293    445,942    23,249,934
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------

LIABILITIES

  Excess contributions payable          -        (44)          -       (182)           -           -       (4,346)
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------

    Net assets available for
      benefits                   $452,790   $276,484    $317,797    $29,117   $16,145,293   $445,942   $23,245,588
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------
                                 --------  ----------  ----------  ---------- -----------  ---------  ------------

              See accompanying notes to financial statements.

        SILICON VALLEY BANK 401(k) AND EMPLOYEE STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information

                       Year Ended December 31, 1997

                                        Money          AIM                          U.S.
                                        Market       Constel-       S&P 500       Treasury      Lifepath      Lifepath
                                       Account        lation         Stock       Allocation       2000          2010
-------------------------------------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Plan interest in Silicon
      Valley Bank Retirement
      Plans Master Trust              $  16,180    $   301,049    $   703,291   $     74,832    $ 12,552     $  48,764
                                      ---------    -----------    -----------   ------------    --------     ---------

    Total investment income              16,180        301,049        703,291         74,832      12,552        48,764
                                      ---------    -----------    -----------   ------------    --------     ---------

    Contributions:
      Employer                                -        108,112        106,264         32,509       5,523        13,657
      Participants                            -        320,514        307,207         76,002      13,781        37,927
      Rollovers                               -         97,250        139,893         76,140       2,503        16,331
                                      ---------    -----------    -----------   ------------    --------     ---------

      Total contributions                     -        525,876        553,364        184,651      21,807        67,915
                                      ---------    -----------    -----------   ------------    --------     ---------

    Other additions:
      Class action lawsuit
      settlement  (Note 4)               14,568              -              -              -           -             -
                                      ---------    -----------    -----------   ------------    --------     ---------

      Total additions                    30,748        826,925      1,256,655        259,483      34,359       116,679
                                      ---------    -----------    -----------   ------------    --------     ---------

Deductions from net assets
  attributed to:
    Benefits paid to participants         4,268        118,833         77,304         90,532       1,106        14,706
    Loan fees and other                      10          1,197          1,187            856          64           133
                                      ---------    -----------    -----------   ------------    --------     ---------
      Total deductions                    4,278        120,030         78,491         91,388       1,170        14,839
                                      ---------    -----------    -----------   ------------    --------     ---------

Net increase (decrease) prior to
  interfund transfers                    26,470        706,895      1,178,164        168,095      33,189       101,840

Interfund transfers                    (217,647)      (434,136)        (7,093)         5,114       8,381       247,048
                                      ---------    -----------    -----------   ------------    --------     ---------

Net increase (decrease)                (191,177)       272,759      1,171,071        173,209      41,570       348,888
Net assets available for benefits:
    Beginning of year                   213,021      2,116,307      1,974,361        860,643     122,467       291,366
                                      ---------    -----------    -----------   ------------    --------     ---------
    End of year                       $  21,844     $2,389,066     $3,145,432     $1,033,852    $164,037      $640,254
                                      ---------    -----------    -----------   ------------    --------     ---------
                                      ---------    -----------    -----------   ------------    --------     ---------

                                                                             U.S.     Silicon Valley
                                                                            Gov't       Bancshares    Participant
                                       Lifepath    Lifepath   Lifepath      Money         Common          Loan      1997
                                         2020        2030       2040        Market        Stock          Account    Total
-----------------------------------------------------------------------------------------------------------------------------
Additions to net assets
  attributed to:
    Investment income:
      Plan interest in Silicon
      Valley Bank Retirement
      Plans Master Trust               $ 90,639    $ 64,866   $  81,891  $    2,401    $11,156,209     $  53,556   $12,606,230
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

    Total investment income              90,639      64,866      81,891       2,401     11,156,209        53,556    12,606,230
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

    Contributions:
      Employer                           21,383      14,359      21,013      11,771      1,499,987             -     1,834,578
      Participants                       70,118      43,264      58,390      22,883         83,574             -     1,033,660
      Rollovers                          17,180      38,344      18,576       2,375         58,952             -       467,544
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

      Total contributions               108,681      95,967      97,979      37,029      1,642,513             -     3,335,782
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

    Other additions:
      Class action lawsuit
      settlement  (Note 4)                    -           -           -           -        113,340            -        127,908
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

      Total additions                   199,320     160,833     179,870      39,430     12,912,062       53,556     16,069,920
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

Deductions from net assets
  attributed to:
    Benefits paid to participants        21,908       4,801      53,772   1,014,051      1,003,802        43,722     2,448,805
    Loan fees and other                     258         189         313          11          2,385             -         6,603
                                       --------    --------   ---------  ----------    -----------     ---------   -----------
      Total deductions                   22,166       4,990      54,085   1,014,062      1,006,187        43,722     2,455,408
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

Net increase (decrease) prior to
  interfund transfers                   177,154     155,843     125,785    (974,632)    11,905,875         9,834    13,614,512

Interfund transfers                      28,880      (4,561)    (15,870)    971,409       (861,277)      279,752             -
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

Net increase (decrease)                 206,034     151,282     109,915      (3,223)    11,044,598       289,586    13,614,512
Net assets available for benefits:
    Beginning of year                   452,790     276,484     317,797      29,117     16,145,293       445,942    23,245,588
                                       --------    --------   ---------  ----------    -----------     ---------   -----------
    End of year                        $658,824    $427,766    $427,712   $  25,894    $27,189,891      $735,528   $36,860,100
                                       --------    --------   ---------  ----------    -----------     ---------   -----------
                                       --------    --------   ---------  ----------    -----------     ---------   -----------

              See accompanying notes to financial statements.

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements



(1)  DESCRIPTION OF PLAN

     The following description of the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a)  GENERAL

     The Plan is a defined contribution plan established by Silicon Valley Bank (the "Company") on January 1, 1985. Effective March 1, 1995, the Silicon Valley Bancshares Employee Stock Ownership Plan was merged with the Silicon Valley Bank 401(k) Plan. The merged Plan was restated and renamed the Silicon Valley Bank 401(k) and Employee Stock Ownership Plan. The Plan is intended to constitute a qualified profit sharing plan, as described in Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, and which also includes an employee stock ownership plan as described in Section 4975 (e) (7) of the IRC. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective January 1, 1996, all of the assets in the Plan were included in the Silicon Valley Bank Retirement Plans Master Trust (the "Master Trust") with the assets of the Silicon Valley Bank Money Purchase Pension Plan (the "MPP"). The Master Trust is held by Barclays Global Investors, N.A. ("BGI").

     (b)  ADMINISTRATION OF PLAN

     The Company is the sponsor and administrator of the Plan. Management and administration of the Plan is the responsibility of a committee appointed by the Company. The Company has contracted with BGI to act as the trustee and custodian of the Plan. Effective August 29, 1997, Merrill Lynch acquired BGI's MasterWorks Division. As a result of the acquisition, the agreements between the Company and BGI relating to the Plan were transferred to Merrill Lynch effective January 1, 1998.

     (c) ELIGIBILITY

     All eligible employees become Plan participants on the first day of the calendar quarter after the date the participant attains age 18 and completes one hour of service as an employee of the Company.

                                                                 (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements



     (d)  CONTRIBUTIONS

     Participants were allowed to contribute up to 5% of their pre-tax compensation in 1997 and 1996, as defined in the Plan, up to the maximum amount allowable under federal income tax regulations ($9,500 for both 1997 and 1996). Upon approval by the Plan administrator, participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

     The Company may, at its discretion, make matching 401(k) contributions as defined in the Plan. The Company may match up to 100% of each participant's contributions up to a maximum of $1,000 per year.

     Discretionary ESOP contributions made by the Company to the Plan are allocated among the Plan participants based upon each eligible participant's cash compensation excluding incentive pay and excluding IRC
     Section 401(k) and Section 125 deferrals (collectively "Pay"). Discretionary ESOP contributions, which are based on Company performance, may range between 0% and 10% of Pay. In 1997 and 1996, discretionary ESOP contributions of 10% and 9.72%, respectively, were made for all participants employed by the Company on the last day of each year.

     (e)  PARTICIPANT ACCOUNTS

     Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. Certain fees may be charged to participant accounts, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     (f)  VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's 401(k) matching and discretionary ESOP contributions is based on years of service, as defined in the Plan, in accordance with the following schedule:

                  Years of                        Vested
                  Service                       Percentage
                  -------                       ----------
                Less than 1                          0%
             1 but less than 2                      20%
             2 but less than 3                      40%
             3 but less than 4                      60%
             4 but less than 5                      80%
                5 or more                          100%

     In addition, a participant's account becomes fully vested upon attaining normal retirement age while employed by the Company, upon termination by the Company due to a reduction in force, upon death or disability, or upon a covered termination, as defined in the Plan.

                                                                    (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements




     (g)  FORFEITED ACCOUNTS

     Forfeited balances of terminated participants' nonvested accounts are used first to restore previously forfeited amounts of rehired participants' accounts and are then used to reduce future Company contributions to the Plan. Forfeited nonvested accounts totaled $337,942 and $213,021 for the years ended December 31, 1997 and 1996, respectively. During 1997 and 1996, Company contributions to the Plan were reduced by $538,912 and $41,098, respectively, due to forfeitures from nonvested accounts. The remaining forfeiture balance at December 31, 1997 of $21,844 will be used to reduce future Company contributions to the Plan.

     (h)  INVESTMENT OPTIONS

     Participants may direct the investment of their Plan assets in any of the Plan's investment options, except for the ESOP. ESOP contributions are directed by the Plan administrator. Investment options, with the exception of the AIM Constellation Fund, are managed by BGI, and provide varying degrees of risk and return. The AIM Constellation Fund is managed by AIM Equity Funds, Inc. The fund options at December 31, 1997 and 1996 were:

     a. U.S. Treasury Allocation Fund - Funds are invested in U.S. Treasury bonds and notes, money market securities and U.S. Treasury bills.

     b. AIM Constellation Fund - Funds are invested primarily in the stocks of small and medium-size companies.

     c.   S&P 500 Stock Fund -   Funds are invested in the stocks of a broad
          array of established U.S. companies, seeking to approximate, as closely as practicable, the capitalization-weighted total rate of return of the Standard & Poors 500 Index.

     d. LifePath Series Funds (5) - Each LifePath fund contains a target year, referring to the year when investors plan to either retire or begin to withdraw portions of their investment. Each fund accepts higher risk early on, and adjusts its asset mix to lower-risk investments over time as the target year approaches. The funds invest in domestic and international stocks, bonds and money market securities.

     e. U.S. Government Money Market Fund - Funds are invested primarily in short-term U.S. Treasury and U.S. government agency securities with maturities of less than three months.

     f. Silicon Valley Bancshares Common Stock Fund - Funds are invested primarily in common stock of the Company.

     Participants may elect to invest in any of the funds in increments of 1% of their total contribution amounts, except that contributions allocated to the Silicon Valley Bancshares Common Stock Fund are limited to 25% of the amount available for each participant to direct. A participant's investment options and percentage increments for the Plan are the same as the participant's investment options and percentage increments as directed by that participant under the MPP Plan. Earnings or losses on these investments are applied to participants' accounts as of the end of each day. Participants may change their investment elections under the Plan and the MPP Plan at any time.

                                                                    (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements




     All ESOP contributions are invested in the Silicon Valley Bancshares Common Stock Fund.

     As of December 31, 1997 and 1996, the Plan owned 483,375 and 500,629 equivalent shares of Silicon Valley Bancshares common stock with a cost basis of $9,946,542 and $9,029,674 and a fair market value of $27,189,891 and $16,145,293, respectively.

     The following table provides information on participant-directed and non-participant-directed activity in 1997 for the Silicon Valley Bancshares Common Stock Fund:




                                            Participant-     Non-Participant-
                                              Directed           Directed            Total
                                              --------           --------            -----

     Balance at January 1, 1997               $516,533          $15,628,760       $16,145,293
     Net appreciation in
       fair value of investments               359,237           10,796,972        11,156,209
     Employer contributions                     35,204            1,464,783         1,499,987
     Participant contributions                  83,574                    -            83,574
     Rollovers                                  58,952                    -            58,952
     Class action lawsuit settlement                 -              113,340           113,340
     Benefits paid to participants             (39,916)            (963,886)       (1,003,802)
     Loan fees and other                          (603)              (1,782)           (2,385)
     Interfund transfers                        78,485             (939,762)         (861,277)
                                            ----------          -----------       -----------
     Balance at December 31, 1997           $1,091,466          $26,098,425       $27,189,891
                                            ----------          -----------       -----------
                                            ----------          -----------       -----------

     (i) PARTICIPANT LOANS

     Participants may borrow from the total of their Plan contributions, including their rollover contributions, plus earnings thereon, an amount equal to a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's total vested account balance. Loan transactions are treated as a transfer to (from) the investment funds from
     (to) the Participant Loan Account Fund. Loan terms may be up to five years for personal loans or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate, plus 1%. Interest rates for loans outstanding at December 31, 1997 and 1996 range from 9.25% to 10% for each year. Principal and interest are paid ratably through semi-monthly payroll deductions.

     (j) PAYMENT OF BENEFITS

     On termination of employment by the Company or termination of service due to death, disability, retirement, a reduction in force by the Company, or a covered termination as defined in the Plan, a participant may elect to receive a lump sum amount equal to the value of the participant's vested interest in their account, distributions in annual installments or in the form of an annuity, or may leave their assets in the Plan until the participant elects a form of distribution. If the account balance is $3,500 or less, distribution payment options are limited to a single lump sum upon termination.

                                                                     (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements



(2)  SUMMARY OF ACCOUNTING POLICIES

     The accounting and reporting policies of the Plan conform with generally accepted accounting principles.

     BASIS OF FINANCIAL STATEMENT PRESENTATION

     The financial statements of the Plan are prepared using the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     ADMINISTRATIVE EXPENSES

     Plan administrative expenses may be paid by the Company and any such expenses not paid by the Company shall be paid by the Plan.
     Substantially all of the Plan's expenses were paid by the Company.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value. Mutual funds, shares of collective investment funds and money market funds are valued at quoted market prices which represent the net asset value of shares held in the funds at year end. The Silicon Valley Bancshares Common Stock Fund is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

     PAYMENTS OF BENEFITS

     Benefits are recorded when paid.

(3)  INTEREST IN MASTER TRUST

     The Plan's investments are included in the Master Trust, which was established for the investment of the assets of both the Plan and the MPP Plan. Each of the above-mentioned plans has an interest in certain investment portfolios within the Master Trust. The assets of the Master Trust are held by BGI. At December 31, 1997 and 1996, the Plan's interest in the assets of the Master Trust constituted approximately 92% of the total assets. Each plan's assets, earnings (including realized and unrealized gains and losses on investments), and disbursements are allocated to the funds based on each individual plan's total for the above-allocated categories (e.g., total assets, total earnings and total disbursements) as a percentage of the Master Trust's total for the above-allocated categories. This allocation excludes transactions related to the ESOP and participant loan transactions, which are separately accounted for under the Plan, and contributions to each plan, which are identifiable by fund.


                                                                    (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements


     The Master Trust had the following investments at December 31, 1997 and 1996:



     Investments, at fair value:                        12/31/97        12/31/96
                                                        --------        --------


        Money Market Account                           $   29,346      $  258,145
        AIM Constellation Fund                          3,281,838       2,713,531
        S&P 500 Stock Fund                              4,173,110       2,527,383
        U.S. Treasury Allocation Fund                   1,331,840       1,101,955
        Lifepath 2000 Fund                                205,139         156,817
        Lifepath 2010 Fund                                753,488         373,295
        Lifepath 2020 Fund                                867,698         579,798
        Lifepath 2030 Fund                                560,975         354,071
        Lifepath 2040 Fund                                582,274         406,877
        U.S. Government Money Market Fund                  50,138          37,520
        Silicon Valley Bancshares Common Stock Fund    26,056,102      14,649,885
        Participant Loan Account                          735,528         445,942
                                                      -----------     -----------
             Total Assets                             $38,627,476     $23,605,219
                                                      -----------     -----------
                                                      -----------     -----------
     Investment income for the Master Trust for the year ended December 31, 1997 is as follows:

                                                 Net appreciation
                                                   in fair value     Interest and
                                                  of investments       dividends
                                                  --------------       ---------
        Money Market Account                          $         -        $ 22,658
        AIM Constellation Fund                            148,026         230,364
        S&P 500 Stock Fund                                923,701               -
        U.S. Treasury Allocation Fund                      84,975               -
        Lifepath 2000 Fund                                 16,802               -
        Lifepath 2010 Fund                                 64,944               -
        Lifepath 2020 Fund                                118,632               -
        Lifepath 2030 Fund                                 86,243               -
        Lifepath 2040 Fund                                105,676               -
        U.S. Government Money Market Fund                       -           3,414
        Silicon Valley Bancshares Common Stock Fund    11,269,091               -
        Participant Loan Account                                -          53,556
                                                   --------------       ---------
             Total Investment Income                  $12,818,090        $309,992
                                                   --------------       ---------
                                                   --------------       ---------

(4)  CLASS ACTION LAWSUIT PROCEEDS

     The Plan received proceeds totaling $127,908 related to a claim filed on behalf of ESOP participants pursuant to a class action lawsuit filed against and settled by Silicon Valley Bancshares. The proceeds were allocated to participants in the ESOP from January 9, 1991 through October 12, 1992, which was the class period.

                                                                    (continued)

                           SILICON VALLEY BANK 401(k) AND
                           EMPLOYEE STOCK OWNERSHIP PLAN

                           Notes to Financial Statements



(5)  RELATED PARTY TRANSACTIONS

     The Company is the Plan administrator, as defined in the Plan, and therefore, all Silicon Valley Bancshares common stock transactions involving The Plan qualify as exempt party-in-interest transactions. Certain Plan investments are shares of investment funds managed by BGI. BGI is the current Plan trustee and custodian, as defined in the Plan, and therefore, these transactions also qualify as exempt party-in-interest transactions.

(6)  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right to terminate the Plan or discontinue contributions, in accordance with the plan document and under the provisions of ERISA, at any time and for any reason. In the event of Plan termination, participants will become fully vested in their Company 401(k) match and ESOP accounts.

(7)  TAX STATUS

     The Internal Revenue Service has determined and informed the company, by a letter dated March 5, 1997, that the Plan, as amended, and related trust are designed in accordance with applicable sections of the IRC. The Plan has been further amended since receiving the determination letter to allow for a participant's account to become fully vested upon a covered termination, as defined in the Plan. The Plan administrator, based upon the advice of legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Certain participants' contributions in 1997 and 1996 exceeded the annual addition limits imposed by the IRC. These excess contributions have been returned to the participants as taxable wages in 1998 and 1997.

(8)  SUBSEQUENT EVENTS

     Effective January 1, 1998, the Plan was amended to increase the maximum pre-tax contribution from 5% to 7%. In addition, the required lump sum distribution amount was increased from $3,500 to $5,000. Also, effective January 1, 1998, Merrill Lynch became the Plan trustee. BGI remains a trustee of the Plan's collective investment trusts: Lifepath Funds, S&P 500 Stock Fund, U.S. Government Money Market Fund and U.S. Treasury Allocation Fund.

                                       SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                    SILICON VALLEY BANCSHARES


Date:  June 26, 1998                                /s/ Jeannine Boettcher
                                                    -------------------------
                                                    Jeannine Boettcher
                                                    Vice President and
                                                    Plan Administrator